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                                                                   Exhibit 11.01

                          Interpore International, Inc.
                      Computations of Net Income Per Share
                      (in thousands, except per share data)


                                                                           YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------
                                                                      1998           1997          1996
                                                                    --------       --------      --------
Income (loss) from continuing operations                            $ (2,424)      $  1,909      $    708
Income from discontinued operations                                       --          2,470         1,231
                                                                    --------       --------      --------
Net income (loss)                                                   $ (2,424)      $  4,379      $  1,939
                                                                    ========       ========      ========
Shares used in computing net income (loss) per share - basic
     Weighted average common shares outstanding                       13,904         13,460        13,080

Effect of dilutive securities:
     Weighted average convertible preferred stock                          *             67           166
     Common share equivalents outstanding                                  *            584         1,284
                                                                    --------       --------      --------
Shares used in computing net income (loss) per share - diluted        13,904         14,111        14,530
                                                                    ========       ========      ========

Basic earnings per share:
Income (loss) from continuing operations                            $   (.17)      $    .14      $    .05
Income from discontinued operations                                 $     --       $    .19      $    .10
Net income (loss)                                                   $   (.17)      $    .33      $    .15

Diluted earnings per share:
Income (loss) from continuing operations                            $   (.17)      $    .14      $    .05
Income from discontinued operations                                 $     --       $    .17      $    .08
Net income (loss)                                                   $   (.17)      $    .31      $    .13

* Effect of potentially dilutive securities would have been anti-dilutive, accordingly, the amounts are excluded from shares used in computing diluted earnings per share. Weighted average convertible preferred stock would have been 33 shares and common share equivalents outstanding would have been 346 shares.

Shares issuable from the convertible subordinated debentures were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive.